UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

HAPPINESS BIOTECH GROUP LIMITED

(Exact name of registrant as specified in its charter)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China
+86-0599-782-8808

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F  ☒      Form40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Material Definitive Agreements

Happiness Biotech Group Limited (the “Company”) and certain non-U.S. investors (the “Purchasers”) entered into certain securities purchase agreement on January 4, 2021, and the Company anticipate to enter into additional securities purchase agreements (the “Purchase Agreements”) relating to the sale of up to 4,200,00 ordinary shares (the “Shares”), par value $0.0005 per share (the “Ordinary Shares”) in a registered direct offering (the “Offering”). The Offering shall expire on July 4, 2021. Pursuant to the Purchase Agreements, the Shares shall be sold at a price per share equal to the volume-weighted average trading price of the Ordinary Shares for the consecutive five (5) trading days immediately prior to each Pricing Date (as defined below).

The first Pricing Date was January 4, 2020. The Company agreed to sell 860,214 Ordinary Shares at a per share purchase price of $1.86 which is the volume-weighted average trading price of the Ordinary Shares for the consecutive five (5) Trading Days immediately prior to the first Pricing Date. Assuming the Company sells all of the 4,200,000 Ordinary Shares at $1.86 per share,the gross proceeds of this Offering will be $7,812,000 before deducting the offering expenses.

The Closing of the Offering will occur on the second business day following each Pricing Date.

The Company currently intends to use the net proceeds from the Offering for developing its e-commerce business carried out by its wholly-owned subsidiary in China, Happy Buy (Fujian) Internet Technology Co., Limited, for working capital and capital expenditure purposes.

A copy of the form of the Purchase Agreement is attached hereto as Exhibits 99.1, and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in its entirety by, such document.

On January 4, 2021, the Company issued a press release announcing the Offering. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference. A copy of the legal opinion issued by the Company’s Cayman counsel Campbells is attached hereto as Exhibit 99.3.

The sale and offering of the Shares pursuant to the Purchase Agreement was effected as a takedown off the Company’s shelf registration statement on Form F-3, as amended (File No. 333-250026), which became effective on November 23, 2023 (the “Registration Statement”).

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement, dated January 4, 2021, between the Company and the Purchasers
99.2	Press Release dated January 4, 2021
99.3	Legal Opinion of Campbells

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Happiness Biotech Group Limited

Date: January 6, 2021	By:	/s/ Xuezhu Wang
Xuezhu Wang Chief Executive Officer

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